Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-70336


PROSPECTUS


                          KRISPY KREME DOUGHNUTS, INC.



                         115,763 Shares of Common Stock



     This prospectus relates to the offer and sale of an aggregate of 115,763 shares of the common stock of Krispy Kreme Doughnuts, Inc. by the selling shareholders listed under the heading "Selling Shareholders." These shares were originally issued by us as of July 13, 2001 in connection with our acquisition of certain assets of Charleston Donut Corporation.

     Our common stock is traded on The New York Stock Exchange under the symbol KKD. The last reported sale price of our common stock as reported by the New York Stock Exchange on November 28, 2001 was $36.70 per share.

                           ---------------------------



     See "Risk Factors" for a discussion of certain factors which should be considered in an investment of securities offered hereby.

                           ---------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                           ---------------------------


                The date of this prospectus is November 14, 2001.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

RISK FACTORS..................................................................1
USE OF PROCEEDS...............................................................5
SELLING SHAREHOLDERS..........................................................6
PLAN OF DISTRIBUTION..........................................................7
DESCRIPTION OF CAPITAL STOCK..................................................8
LEGAL MATTERS................................................................12
EXPERTS......................................................................12
WHERE YOU CAN FIND MORE INFORMATION..........................................13


                           ---------------------------


     You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information contained or incorporated by reference in this prospectus may be accurate only on the date of this prospectus.

     This prospectus contains certain forward-looking statements regarding our future financial condition and results of operations and our business operations. These statements involve risks, uncertainties and assumptions, including industry and economic conditions and customer actions and the other factors discussed in this prospectus (including under the caption "Risk Factors") and in our filings with the Securities and Exchange Commission. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. The words "expect," "estimate," "anticipate," "predict" and similar expressions are intended to identify forward-looking statements.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before deciding to purchase shares of our common stock.

Risks Particular to Krispy Kreme

Our growth strategy depends on opening new Krispy Kreme stores. Our ability to expand our store base is influenced by factors beyond our control, which may slow store development and impair our strategy.

     Our growth strategy includes, among other things, opening additional franchised stores. The opening and success of these stores is dependent in part on a number of factors, which neither we nor our franchisees can control. If we are not able to address these factors successfully, we may not be able to expand at the rate currently contemplated by our strategy.

If our franchisees cannot develop or finance new stores or build them on suitable sites, our growth and success will be impeded.

     Our business is dependent upon our franchisees' developing new franchised stores. Our franchisees consist of associates who operate under our original franchising program developed in the 1940s and area developers who operate under our franchising program developed in the mid-1990s. We anticipate most new store growth will be from area developers. Although associates have the exclusive rights to develop their assigned geographic territories, most are not contractually obligated to develop additional stores. Area developers are generally required under development agreements they enter into with us to develop a predetermined number of stores in their areas over the term of their development agreements. Area developers may not have access to the financial resources that they need to open the stores required by their development schedules or may be unable to find suitable sites to develop them on. They may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and approvals or meet construction schedules. Any of these problems could slow our growth, impair our strategy and reduce our franchise revenues.

If our franchisees cannot open new stores on schedule, our growth and success will be impeded.

     Delays in store openings could adversely affect our future operations by slowing new store growth and reducing our franchise revenues. Most area development agreements specify a schedule for opening stores in the territory covered by the agreement. These schedules form the basis for our expectations regarding the number and timing of new store openings. In the past, we have agreed to extend or modify development schedules for certain area developers, and we may do so in the future.

We may be harmed by actions taken by our franchisees that are outside of our control.

     Area developers and associates are generally independent contractors and are not our employees. We provide training and support to area developers and associates, but the quality of franchised store operations may be diminished by any number of factors beyond our control. Consequently, area developers and associates may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and systemwide sales could decline.

We are the exclusive supplier of doughnut mixes, other key ingredients and flavors to all Krispy Kreme stores. If we have any problems supplying these ingredients, our stores' ability to make doughnuts will be negatively affected.

     We are the exclusive supplier of doughnut mixes and other key ingredients and flavors to all of our company-owned and franchised stores. If our business expands according to our growth strategy, we will require additional capacity to produce our doughnut mixes and other ingredients. In addition, as our business continues to expand on the West Coast and in other geographic areas which are located at greater distances from our current sole manufacturing facility in Winston-Salem, North Carolina or the manufacturing facility which we are currently building in Effingham, Illinois, we may incur greater costs in supplying our doughnut mixes and other ingredients to these areas and may need to establish one or more additional manufacturing plants. Although we have a backup source to manufacture our doughnut mixes in the event of the loss of our Winston-Salem plant, this facility does not regularly produce our doughnut mixes. Any interruption of existing or planned production capacity at our manufacturing plant could impede our ability or that of our franchisees to make doughnuts. In addition, because we generally enter into long-term purchase agreements with our suppliers, in the event that any of these relationships terminate unexpectedly, even where we have multiple suppliers for the same ingredient, we may not be able to obtain adequate quantities of the same high-quality ingredient at competitive prices.

We are the only manufacturer of our doughnut making equipment. If we have any problems producing this equipment, our stores' ability to make doughnuts will be negatively affected.

     We manufacture our custom doughnutmaking equipment in one facility in Winston-Salem, North Carolina. Although we have limited backup sources for our equipment, obtaining our equipment quickly in the event of the loss of our Winston-Salem plant would be difficult and would jeopardize our ability to supply equipment to new stores or new parts for the maintenance of existing equipment in established stores on a timely basis.

Any interruption in the delivery of glaze flavoring from our only supplier could impair our ability to make our top product.

     We are dependent on a sole supplier for our glaze flavoring. Although we are in the process of identifying an alternative source to produce our glaze flavoring, we have not entered into an arrangement with such a source, and any interruption in the distribution from our current supplier could affect our ability to produce our signature Hot Original Glazed.

We are subject to franchise laws and regulations that govern our status as a franchisor and regulate some aspects of our franchisee relationships. Our ability to develop new franchised stores and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline and adversely affect our growth strategy.

     Krispy Kreme, as a franchisor, is subject to both regulation by the Federal Trade Commission and state laws regulating the offer and sale of franchises. Our failure to obtain or maintain approvals to sell franchises would cause us to lose franchise revenues. If we are unable to sell new franchises, our growth strategy will be significantly harmed. In addition, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees. Because we plan to grow primarily through franchising, any impairment of our ability to develop new franchised stores will negatively affect us and our growth strategy more than if we planned to develop additional company stores.

Our quarterly results may fluctuate and could fall below expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price.

     Our quarterly and yearly results have varied in the past, and we believe that our quarterly operating results will vary in the future. For this reason, you should not rely upon our quarterly operating results as indications of future performance. In some future periods, our operating results may fall below the expectations of securities analysts and investors. This could cause the trading price of our common stock to fall. Factors, such as seasonality, inclement weather, power availability and unanticipated increases in labor, commodity, energy, insurance or other operating costs, may cause our quarterly results to fluctuate.

You should not rely on our comparable store sales as an indication of our future results of operations because they may fluctuate significantly.

     A number of factors have historically affected, and will continue to affect, our comparable store sales results, including, among other factors:

     o    Unusually strong initial sales performance by new stores

     o    Competition

     o    General regional and national economic conditions

     o    Consumer trends

     o    Our ability to execute our business strategy effectively

     It is not reasonable to expect our comparable store sales to increase at rates achieved over the past several years. Changes in our comparable store sales results could cause the price of our common stock to fluctuate substantially.

A number of our directors own, and some officers have a financial interest in, some of our franchises. The interests of these individuals, therefore, may be potentially in conflict with our interests.

     Some of our directors own and some officers have a financial interest in some of our franchises. As directors and officers of Krispy Kreme, these individuals influence the way our business is managed and the formulation of business strategies. The interests of these individuals may, therefore, potentially be in conflict with our interests. In addition, we have made guaranties, entered into collateral repurchase agreements and provided other financial assistance to some directors and two officers.

Our failure or inability to enforce our trademarks could adversely affect the value of our brand.

     We own certain common law trademark rights and a number of federal trademark and service mark registrations. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent imitation by others, which might harm our image or our brand position. Although we are not aware of anyone else who is using "Krispy Kreme," "Hot Original Glazed" or "Hot Doughnuts Now" as a trademark or service mark, we are aware that some businesses are using "Krispy" or a phonetic equivalent as part of a trademark or service mark associated with retail doughnut stores. We believe that, in the instances where "Krispy" or a phonetic equivalent is used, we have superior rights and are taking the necessary legal actions. There may, however, be similar uses we are unaware of which could arise from prior users. These uses could limit our operations and possibly cause us to incur litigation costs or pay damages or licensing fees to a prior user or registrant of similar intellectual property.

Risks relating to the food service industry

The food service industry is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our doughnuts, which would reduce sales and harm our business.

     Food service businesses are often affected by changes in consumer tastes; national, regional and local economic conditions; and demographic trends. Individual store performance may be adversely affected by traffic patterns, the cost and availability of labor, purchasing power, availability of products and the type, number and location of competing stores. Our sales could also be affected by changing consumer tastes -- for instance, if prevailing health or dietary preferences cause consumers to avoid doughnuts in favor of foods that are perceived as more healthy. Moreover, because we are dependent on a single product -- doughnuts -- if consumer demand for doughnuts should decrease, our business would suffer more than if we had a more diversified menu, as many food service businesses do.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause customers to avoid our products and result in liabilities.

     Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores, including stores operated by our franchisees. Adverse publicity about these allegations may negatively affect us and our franchisees, regardless of whether the allegations are true, by discouraging customers from buying our products. Because one of our competitive strengths is the taste and quality of our doughnuts, adverse publicity relating to food quality or other similar concerns affects us more than it would food service businesses that compete primarily on other factors. We could also incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs regardless of the result.

Our success depends on our ability to compete with many food service businesses.

     We compete with many well-established food service companies. At the retail level, we compete with other doughnut retailers and bakeries, specialty coffee retailers, bagel shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. At the wholesale level, we compete primarily with grocery store bakeries, packaged snack foods and vending machine dispensers of snack foods. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our stores' sales and profit margins. Moreover, many of our competitors are less dependent on a single, primary product than we are. Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than we can. As competitors expand their operations, we expect competition to intensify. In addition, the start-up costs associated with retail doughnut and similar food service establishments are not a significant impediment to entry into the retail doughnut business. We also compete with other employers in our markets for hourly workers and may be subject to higher labor costs.


                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling shareholders. All of the proceeds from the sale of shares of common stock by the selling shareholders will be received by the selling shareholders.

                              SELLING SHAREHOLDERS

     The following table shows information regarding ownership of the shares of common stock held by the selling shareholders. These shares were originally issued by us as of July 13, 2001 in connection with our acquisition of certain assets of Charleston Donut Corporation. The selling shareholders are the shareholders of Charleston Donut Corporation. Of the shares being registered, 8,304 shares are subject to release from escrow accounts established in accordance with the agreement and plan of reorganization which we, Charleston Donut Corporation and the selling shareholders entered into in connection with the acquisition.

                                           Number of Shares of                            Number of Shares of
                                              Common Stock                                    Common Stock
Name                                     Beneficially Owned (1)     Percent of Class     Registered hereby (1)
----------------------------------       ----------------------     ----------------     ---------------------
Donna Q. Green--------------------               8,059                      *                    4,029
Sidney Q. Pearce------------------               4,029                      *                    4,029
Erwin L. Query, Jr.---------------              53,805                      *                    4,029
Gordon S. Query-------------------              12,892                      *                   12,892
G. Richard Query (2)--------------             330,798                      *                   73,863
James S. Query, Jr.---------------              89,788                      *                   12,892
Richard J. Query------------------               4,029                      *                    4,029

-----------------------
*     Less than 1%.

(1) Share information for each selling shareholder includes that selling shareholder's allocable portion of the 8,304 shares held in escrow accounts established in accordance with the agreement and plan of reorganization which we, Charleston Donut Corporation and the selling shareholders entered into in connection with the acquisition.

(2) Includes 256,935 shares held by Ryefield Family LP. G. Richard Query is the president and holds a 33% equity interest in Four Q, LLC, the general partner of Ryefield Family LP.

     The selling shareholders have represented to us that they acquired the shares of common stock for their own accounts for investment only and not with a view towards the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or exemptions therefrom. In recognition of the fact that the selling shareholders may wish to be legally permitted to sell the shares when they deem appropriate, we agreed with the selling shareholders to file with the Commission under the Securities Act this registration statement with respect to the sale of the shares from time to time in transactions in the over-the-counter market, in privately negotiated transactions, or through a combination of these methods of sale. We have agreed to keep the registration of the shares offered hereby effective until the earlier of (i) the date when all of the shares offered by the selling shareholders have been sold, (ii) two years from the date the shares were issued and (iii) the date when all the shares are eligible for resale during any three-month period under Rule 144.

                              PLAN OF DISTRIBUTION

     All of the shares offered hereby may be sold from time to time by the selling shareholders or by their registered assigns. The shares offered hereby may be sold by one or more of the following methods: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) privately negotiated transactions; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer.

     The selling shareholders may be deemed to be statutory underwriters under the Securities Act. Also any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling shareholders in amounts to be negotiated by the selling shareholders. The selling shareholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling shareholders (including in connection with the distribution of the common stock by such broker-dealers). The selling shareholders may also engage in short sales of the common stock and may enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. Such broker-dealers and any other participating broker-dealers may, in connection with such sales, be deemed to be underwriters within the meaning of the Securities Act. Any discounts or commissions received by any such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling shareholders may also sell shares in accordance with Rule 144 under the Securities Act, if Rule 144 is then available.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed broker-dealers.

     We will pay all of the expenses incident to the filing of this registration statement, estimated to be $37,000. These expenses include legal and accounting fees in connection with the preparation of the registration statement of which this prospectus is a part, legal and other fees in connection with the qualification of the sale of the shares under the laws of certain states (if any), registration and filing fees and other expenses. The selling shareholders will pay all other expenses incident to the offering and sale of the shares to the public, including commissions and discounts of underwriters, brokers, dealers or agents, if any.

                          DESCRIPTION OF CAPITAL STOCK

     Our articles of incorporation authorize the issuance of up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. As of August 31, 2001, 53,925,137 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to receive ratably all of our assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

     Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock from time to time in one or more series and with terms of each series stated in our board's resolutions providing for the designation and issue of that series. Our articles also authorize the board of directors to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each series of preferred stock that we issue. Without seeking any shareholder approval, our board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the series of preferred stock previously authorized by the board of directors in connection with the shareholder rights plan described below, we have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Krispy Kreme's Articles of Incorporation, Bylaws and Shareholder Rights Plan

     The rights of our shareholders are governed by provisions in our articles of incorporation, bylaws and shareholder rights plan that are intended to affect any attempted change in control. Our articles of incorporation opt us out of some provisions of North Carolina law that would otherwise affect attempted changes in control of Krispy Kreme.

Classification of Directors

     Our bylaws provide that our board of directors consists of not more than 15 nor less than nine members. The board of directors has the power to set the authorized number of directors by majority vote of the whole board within those limits. The board currently consists of eleven directors, two of whom are employed by Krispy Kreme and four of whom are Krispy Kreme franchisees. Our bylaws also divide the board into three classes serving staggered three-year terms. The classification of directors could prevent a shareholder, or group of shareholders, having majority voting power, from obtaining control of our board until the second annual shareholders' meeting following the date that the shareholder, or group of shareholders, obtains majority voting power. Thus, this provision may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Advance Notice Provisions

     Our bylaws provide that shareholders must provide timely notice in writing to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely if our Secretary receives the written notice not less than 40 days prior to the scheduled annual meeting. If less than 50 days' notice of the meeting is given or made by us to the shareholders, a shareholder's notice will be timely if received by our Secretary on the tenth day following the date such notice was given or made. The bylaws also specify the form and content of a shareholder's notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

Shareholder Rights Plan

     Our board of directors has declared a dividend of one preferred share purchase right for each share of Krispy Kreme common stock. Each share purchase right entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of Krispy Kreme Series A Participating Cumulative Preferred Stock, $1.00 par value per share, at a price of $96.00 per one one-hundredth of a Series A preferred share. The exercise price and the number of Series A preferred shares issuable upon exercise are subject to adjustments from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons -- referred to as an acquiring person -- have acquired beneficial ownership of 15% or more of our outstanding common stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of our outstanding shares of common stock. If we are acquired in a merger or other business combination, or if 50% or more of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the share purchase right exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive upon exercise, and without paying the exercise price, the number of shares of Krispy Kreme common stock with a market value equal to the share purchase right exercise price. Series A preferred shares purchasable upon exercise of the share purchase rights will not be redeemable. Each Series A preferred share will be entitled to a minimum preferential dividend payment of $1.00 per share and will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event we liquidate, the holders of the Series A preferred shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Series A preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Before the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock. The share purchase rights will expire on January 18, 2010, unless that expiration date is extended or unless the share purchase rights are redeemed or exchanged by Krispy Kreme. At any time before an acquiring person acquires beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the share purchase rights in whole, but not in part, at a price of $.001 per share purchase right. Immediately upon any share purchase rights redemption, the exercise rights terminate, and the holders will only be entitled to receive the redemption price. A more detailed description and terms of the share purchase rights are set forth in a rights agreement between Krispy Kreme and Branch Banking and Trust Company, as rights agent. This rights agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in Krispy Kreme shareholders receiving a premium over the market price for their common stock.

Director removal and vacancies

     A director may be removed only with cause by the vote of the holders of a two-thirds majority of the shares entitled to vote for the election of directors. Our bylaws generally provide that any board vacancy may be filled by a majority of the remaining directors, even if less than a quorum, which is normally a majority of the authorized number of directors. A vacancy resulting from an increase in the authorized number of directors may be filled only by the shareholders at an annual or special meeting.

Ability to consider other constituencies

     Our articles of incorporation permit our board of directors, in determining what is believed to be in the best interest of Krispy Kreme, to consider the interests of our employees, customers, suppliers and creditors, the communities in which our offices or other facilities are located and all other factors our directors may consider pertinent, in addition to considering the effects of any actions on Krispy Kreme and our shareholders. Pursuant to this provision, our board of directors may consider many judgmental or subjective factors affecting a proposal, including certain nonfinancial matters. On the basis of these considerations, our board may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.

Indemnification and Limitations on Liability of Directors and Officers

     Our bylaws provide for indemnification of directors to the fullest extent permitted by North Carolina law. The articles of incorporation, to the extent permitted by North Carolina law, eliminate or limit the personal liability of directors to Krispy Kreme and its shareholders for monetary damages for breach of the duty of care. Such indemnification may be available for liabilities arising in connection with this offering. To the extent that limitation of liability or indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Krispy Kreme under the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Our bylaws also allow us to indemnify our officers, employees, agents and other persons to the fullest extent permitted by North Carolina law. Our bylaws obligate us, under certain circumstances, to advance expenses to our directors, officers, employees and agents in defending an action, suit or proceeding for which indemnification may be sought. We can also indemnify someone serving at our request as a director, officer, trustee, partner, employee or agent of one of our subsidiaries or of any other organization against these liabilities. Our bylaws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents against any liability asserted against that person or incurred by that person in these capacities, whether or not we would have the power to indemnify that person against these liabilities under North Carolina law. We maintain insurance on behalf of all of our directors and executive officers.

Other Matters

     Krispy Kreme's common stock has traded on The New York Stock Exchange under the symbol KKD since May 17, 2001 and previously traded on the Nasdaq National Market under the symbol KREM following Krispy Kreme's initial public offering in April 2000. Branch Banking and Trust Company is the transfer agent and registrar for our common stock.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for us by Kilpatrick Stockton LLP, Winston-Salem, North Carolina. Cahill Gordon & Reindel, New York, New York is acting as counsel for us in connection with certain legal matters relating to the common stock offered hereby.

                                     EXPERTS

     The consolidated financial statements of Krispy Kreme Doughnuts, Inc. incorporated in this prospectus by reference to the Krispy Kreme Doughnuts, Inc. Annual Report on Form 10-K for the year ended January 28, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You can receive copies of such reports, proxy and information statements, and other information, at prescribed rates, from the Commission by addressing written requests to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants such as us, that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     This prospectus is part of a registration statement on Form S-3 that we filed with the Commission to register the resale by the selling shareholders of the share registered hereby. This prospectus does not include all of the information contained in the registration statement. For further information about us and the securities offered in this prospectus, you should review the registration statement and the information incorporated by reference therein. You can inspect or copy the registration statement, at prescribed rates, at the Commission's public reference facilities at the address listed above.

     The Commission allows us to "incorporate by reference" information into the prospectus, which means that we can disclose important information to you by referring you to those documents filed separately with the Commission. The information incorporated by reference is considered part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.

     This prospectus incorporates by reference the documents listed below that we previously filed with the Commission. These documents contain important information about us and our finances:

      KRISPY KREME'S SEC FILINGS                         PERIOD
----------------------------------      ----------------------------------

Annual Report on Form 10-K              Fiscal year ended January 28, 2001
Quarterly Reports on Form 10-Q          Quarters ended April 29, 2001 and
                                          July 29, 2001
Current Report on Form 8-K              Filed on November 1, 2001

     We also incorporate by reference additional documents that we may file with the Commission between the date of this prospectus and the completion of the resale by the selling shareholders. These additional documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Upon request, we will provide without charge to each person to whom a prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to the Senior Vice President of Finance, Krispy Kreme Doughnuts, Inc., 370 Knollwood Street, Suite 500, Winston-Salem, North Carolina 27103, telephone number (336) 725-2981.

================================================================================



                          Krispy Kreme Doughnuts, Inc.

                                  Common Stock





                                 ---------------

                                   PROSPECTUS
                                ----------------












                                November 14, 2001







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